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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
With an Exercise Price Greater Than $11.99 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Scientific Games Corporation
750 Lexington Avenue
New York, New York 10022
(212) 754-2233
Attention: General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,909,962	$802.25

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Scientific Games Corporation Class A Common Stock ("Common Stock") that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,069,095 shares of Common Stock and have an aggregate value of $6,909,962 as of July 18, 2011 for purposes of the offer, calculated using a Black-Scholes method based on a price per share of Common Stock of $9.975, the average of the high and low sales prices per share of the Common Stock as reported on the Nasdaq Global Select Market on July 15, 2011.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration No.:	N/A
Filing Party:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated July 19, 2011, attached hereto as Exhibit (a)(1)(i) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a) Name and Address.    Scientific Games Corporation, a Delaware corporation ("Scientific Games" or the "Company"), is the issuer of the securities subject to the Offer to Exchange. Scientific Games Corporation maintains a registered office at 750 Lexington Avenue, 25th Floor, New York, New York 10022. Scientific Games' telephone number is (212) 318-9198.

        (b) Securities.    This Tender Offer Statement on Schedule TO relates to an offer by Scientific Games to certain eligible employees and directors to exchange certain options ("eligible options") to purchase up to an aggregate of 5,069,095 shares of Common Stock, whether vested or unvested, that were granted before July 19, 2010, with a per share exercise price greater than $11.99 (the "Offer"). These eligible options may be exchanged for new restricted stock units ("RSUs") to be granted under the Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated. Persons who are eligible for the Offer are persons who are active employees of Scientific Games and its subsidiaries or non-employee directors of Scientific Games on the date the Offer commences and who remain an active employee or director through the completion of the Offer, excluding persons in any country where Scientific Games determines that the Offer would have regulatory, tax or other implications that are inconsistent with its compensation policies and practices as of the date of the completion of the Offer.

        The subject class of securities consists of the eligible options. The actual number of new RSUs to be granted in the Offer will depend on the number of shares of Common Stock subject to the eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet and Questions and Answers" and "Risks of Participating in the Offer," and Sections 2, 6 and 9 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Acceptance of Options for Exchange; Grant of New RSUs" and "Source and Amount of Consideration; Terms of New RSUs" is incorporated herein by reference.

        (c) Trading Market and Price.    The information set forth in Section 8 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Price Range of Shares Underlying Eligible Options" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Scientific Games is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a) Material Terms.    The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Eligibility," "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Purposes of the Offer and Reasons for Structure of the Offer," "Procedures for Electing to Exchange Options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange; Grant of New RSUs," "Conditions of the Offer," "Price Range of Shares Underlying Eligible Options," "Source and Amount of Consideration; Terms of New RSUs," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material Income Tax Consequences" and "Extension of Offer; Termination; Amendment," and Schedules A through J to the Offer to Exchange is incorporated herein by reference.

        (b) Purchases.    Members of Scientific Games' board of directors and Scientific Games' executive officers are eligible to participate in the Offer. The information set forth in Sections 2, 9 and 11 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date Acceptance Date; Evaluating Whether to Participate in the Offer," "Source and Amount of Consideration; Terms of New RSUs" and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities," and Schedule A to the Offer to Exchange is incorporated herein by reference.

        (c) Different Terms.    Members of Scientific Games' board of directors, including both employee-directors and non-employee directors, will receive new RSUs in exchange for each separate eligible option with a value that is 50% of the amount offered for the same eligible option to non-director employees. The information set forth in Sections 2, 9 and 11 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Number of New RSUs Offered in the Option Exchange; 'All-or-None' Participation Requirement; Completion Date; Acceptance Date; Evaluating Whether to Participate in the Offer," "Source and Amount of Consideration; Terms of New RSUs" and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities," and Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e) Agreements Involving the Subject Company's Securities.    The information set forth in Section 11 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities" and Schedule A to the Offer to Exchange is incorporated herein by reference. The terms and conditions of the Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated, the Form of Equity Awards Notice—RSUs—Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan, the Form of Equity Awards Notice—RSUs—Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan, the Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan, the Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan, the Scientific Games Corporation 1995 Equity Incentive Plan, as amended, the Employment Inducement Stock Option Grant Agreement dated July 1, 2005 between Scientific Games and Michael Chambrello and the Employment Inducement Stock Option Grant Agreement dated August 8, 2005 between Scientific Games and Steven Beason are incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) Purposes.    The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and Section 3 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Purposes of the Offer and Reasons for Structure of the Offer" is incorporated herein by reference.

        (b) Use of Securities Acquired.    The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Acceptance of Options for Exchange; Grant of New RSUs" and "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

        (c) Plans.    The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and Section 3 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Purposes of the Offer and Reasons for Structure of the Offer" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Source of Funds.    The information set forth in Section 9 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Source and Amount of Consideration; Terms of New RSUs" is incorporated herein by reference.

        (b) Conditions.    The information set forth in Section 7 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Conditions of the Offer" is incorporated herein by reference.

        (d) Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) Securities Ownership.    The information set forth in Section 11 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities" and Schedule A to the Offer to Exchange is incorporated herein by reference.

        (b) Securities Transactions.    The information set forth in Section 11 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities" and Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Solicitations or Recommendations.    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

        (a) Financial Information.    The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Information Concerning Scientific Games" and "Additional Information" is incorporated herein by reference. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 are available electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

        (b) Pro Forma Financial Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a) Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption "The Offer to Exchange" entitled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities" and "Legal Matters; Regulatory Approvals," and Schedule A to the Offer to Exchange is incorporated herein by reference.

        (c) Other Material Information.    Not applicable.

ITEM 12.    EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated July 19, 2011
(a)(1)(ii)	Form of communication from A. Lorne Weil, Scientific Games' Chairman of the Board and Chief Executive Officer, dated July 19, 2011
(a)(1)(iii)	Form of communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer, dated July 19, 2011
(a)(1)(iv)	Stock Option Exchange Website Screen Shots
(a)(1)(v)	Transcript and slides from information session for employees
(a)(1)(vi)	Form of reminder notice to eligible participants
(a)(1)(vii)	Form of notice of login information to certain eligible participants
(a)(1)(viii)	Form of letter provided to employees and directors to request hardcopy materials
(a)(1)(ix)	Election form
(a)(1)(x)	Withdrawal form
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)
Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Scientific Games' Current Report on Form 8-K filed with the SEC on June 9, 2011)
(d)(2)	Form of Equity Awards Notice—RSUs—Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(3)	Form of Equity Awards Notice—RSUs—Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(4)	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(5)	Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan

Exhibit Number	Description
(d)(6)	Scientific Games 1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 1997)
(d)(7)
Employment Inducement Stock Option Grant Agreement dated July 1, 2005 between Scientific Games and Michael Chambrello (incorporated by reference to Exhibit 10.2 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
(d)(8)
Employment Inducement Stock Option Grant Agreement dated August 8, 2005 between Scientific Games and Steven Beason (incorporated by reference to Exhibit 10.1 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a)   Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2011	Scientific Games Corporation
	By:	/s/ JEFFREY S. LIPKIN
		Name:	Jeffrey S. Lipkin
		Title:	Senior Vice President and Chief Financial Officer

 INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated July 19, 2011
(a)(1)(ii)	Form of communication from A. Lorne Weil, Scientific Games' Chairman of the Board and Chief Executive Officer, dated July 19, 2011
(a)(1)(iii)	Form of communication to employees from Peter Mani, Scientific Games' Vice President and Chief Human Resources Officer, dated July 19, 2011
(a)(1)(iv)	Stock Option Exchange Website Screen Shots
(a)(1)(v)	Transcript and slides from information session for employees
(a)(1)(vi)	Form of reminder notice to eligible participants
(a)(1)(vii)	Form of notice of login information to certain eligible participants
(a)(1)(viii)	Form of letter provided to employees and directors to request hardcopy materials
(a)(1)(ix)	Election form
(a)(1)(x)	Withdrawal form
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)
Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to Scientific Games' Current Report on Form 8-K filed with the SEC on June 9, 2011)
(d)(2)	Form of Equity Awards Notice—RSUs—Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(3)	Form of Equity Awards Notice—RSUs—Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(4)	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(5)	Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation 2003 Incentive Compensation Plan
(d)(6)	Scientific Games 1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to Scientific Games' Annual Report on Form 10-K for the fiscal year ended October 31, 1997)
(d)(7)
Employment Inducement Stock Option Grant Agreement dated July 1, 2005 between Scientific Games and Michael Chambrello (incorporated by reference to Exhibit 10.2 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

Exhibit Number	Description
(d)(8)	Employment Inducement Stock Option Grant Agreement dated August 8, 2005 between Scientific Games and Steven Beason (incorporated by reference to Exhibit 10.1 to Scientific Games' Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)
(g)	Not applicable
(h)	Not applicable

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX OF EXHIBITS